UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: October 22, 2012

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated October 22, 2012, entitled “Voluntary Announcement”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Voluntary Announcement

Reference is made to the paragraph headed “Material Legal Proceedings” in the “Report of the Directors” of the 2011 annual report of CNOOC Limited (the "Company").

The Company announces that it has been served with (via its designated agent for service of process in the United States) process on 11 October 2012 for a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated in the United States District Court for the Southern District of New York (the "Complaint"). The Complaint is lodged against the Company and certain of its directors and/or officers, which alleges that during the period between 27 January 2011 and 16 September 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

The Company believes the allegations and the claims in the Complaint are without merit and intends to defend itself vigorously against such claims.

In the meantime, shareholders and potential investors of the Company should exercise caution when dealing in the shares of the Company.

If there is any significant development in relation to the above matter, the Company will issue further announcements as and when required under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

This announcement is made by the Company on a voluntary basis.
By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 22 October 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang